DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, TX, 78701 www.dlapiper.com Drew Valentine Drew.valentine@us.dlapiper.com T (512) 457-7019

April 16, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Charles Eastman

Hugh West

Sarah Sidwell

Jay Ingram

Re: Sow Good Inc.

Registration Statement on Form S-1 Amendment No. 1

Filed on March 27, 2024

File No. 333-277042

Ladies and Gentlemen:

On behalf of Sow Good Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letters dated April 9, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 Amendment No. 1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, which has been provided to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made to the Registration Statement.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Division of Corporation Finance

April 16, 2024

Non-GAAP Financial Measures, page 12

1.
We note your response to our comment number 6; however, we continue to believe adjusting non-GAAP performance measures for inventory write-downs is not appropriate and does not comply with Question 100.01 of the C&DIs. Please revise as necessary. In addition, please ensure that your future filings under the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, also do not include inventory write-down adjustments for non-GAAP performance measures.

Response: The Company respectfully acknowledges the Staff’s comment and while the Company respectfully disagrees with the Staff’s comment, it has revised its disclosure accordingly on pages 11 and 12.

Management’s Discussion and Analysis of Financial Conditions

Overview, page 47

2.
We note that you disclose that the fourth freeze drier is expected to become operation in the first quarter of 2024. Please update as to the status of the freeze drier.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 2, 42 and 54.

Management, page 74

3.
We note in your 8-K filed on April 2, 2024 that Brendon Fischer has taken over as the Company's interim Chief Financial Officer. Please provide the information required by Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly throughout Amendment No. 2, including on pages 65, 70 and 79.

* * * *

Division of Corporation Finance

April 16, 2024

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7019, or in my absence Jordyn Giannone at (212) 335-4542, if you have any questions regarding this letter or Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ Drew Valentine

Drew Valentine

Partner

DLA Piper (US) LLP

Enclosures

cc: Ira Goldfarb (Sow Good Inc.)

Claudia Goldfarb (Sow Good Inc.)

Jordyn Giannone (DLA Piper LLP (US))